West Palm Beach, Florida Office Telephone: (561) 748-7740 Fax: (561) 744-8754	EATON & VAN WINKLE LLP 3 Park Avenue New York, New York 10016	Telephone: (212) 779-9910 Fax: (212 779-9928

November 30, 2006

Securities and Exchange Commission

Division of Corporation Finance, Mail Stop 4561

100 F. Street, N.E.

Washington, D.C. 20649

RE:

Claremont Technologies Corp. (the “Company”);

Commission’s Comment Letter (the “Comment Letter”),

Dated November 20, 2006, re: Preliminary Information Statement on Schedule

14C of the Company filed on November 13, 2006; File No. 0-50240

Dear Sirs:

This is in response to the referenced Comment Letter from the Commission’s Division of Corporation Finance (Barbara C. Jacobs, Assistant Director) to the Company.  On behalf of the Company, we are filing herewith an amended Preliminary Information Statement on Schedule 14C (the “Amended PRE 14C”) which addresses all of the Staff’s comments in the Comment Letter. For ease of reference, each of the comments of the Staff is set forth below, together with the related response.  Any capitalized terms used in this response letter have the meanings assigned to them in the Amended PRE 14C.  The sections and page numbers referred to in the below responses, unless otherwise noted, refer to such sections and page numbers in the Amended PRE 14C.

1.

Please advise us of your plans with respect to your outstanding registration statement on Form SB-2, File No. 333-54414.

•

The Company intends to file a request for withdrawal of the registration statement within 30 days of the date of the Comment Letter.

2.

Please note that you must file annual report for the fiscal year ended September 30, 2006.  See Rule 13a-10 of the Exchange Act.  Please confirm your understanding of this and file the annual report accordingly.

•

The Company confirms that it must file an annual report for the fiscal year ended September 30, 2006, and intends to do so.

Change in Control, page 2

3.

(a)  Please revise to clarify that in October 2006, you effected a one-for-100 reverse stock split, and that you converted all shares of preferred stock into common stock on a one-to-one basis.  (b)  Please clarify whether your Articles of Incorporation currently authorize the issuance of preferred stock and whether any shares of preferred stock currently are outstanding.

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(a)  The requested information is set forth in the second and third paragraph in this section.

•

(b)  The requested information is set forth in the fourth paragraph in this section.

4.

Please revise your description of your stock purchase transaction with Mr. Xu Zugiang to characterize the share numbers on a post-split basis.

•

The requested information is set forth in the first paragraph in this section.

5.

Please expand the discussion of the share exchange agreement to discuss the change in control in the directors and executive officers of the Company following this transaction, including the dates when these changes occurred.

•

The requested information is set forth in the seventh and eighth paragraph in this section.

6.

Please expand your disclosure in this Information statement to provide a materially complete discussion of all events that led to and culminated with the change of control.  All material contacts, negotiations and agreements should be described.  Please also discuss any prior relationships between the Company and Mr. Xu Zugiang and the other parties to the share exchange agreement

•

The requested information is set forth under the heading “Background for Change of Control” in this section.

** ** * ** * * * * * *

The Company has directed us to confirm to the Commission that:

•

the Company is responsible for the adequacy and accuracy of the disclosures in its filings, including the Amended PRE 14C;

•

the Staff’s comments, or changes to our disclosure in response to the Staff’s comments, do not foreclose the Commission from taking any action with respect to the Company’s filings, including the Amended PRE 14C; and

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

 /s/ Vincent J. McGill

Vincent J. McGill